UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                            CROSSPOINT ENERGY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    227658101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 27, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,791,324
                                          --------------------------------------
                                      (6) Shared Voting Power:                0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,791,324
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,791,324
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   9.99%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,791,324
                                          --------------------------------------
                                      (6) Shared Voting Power:                0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,791,324
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,791,324
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    9.99%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WSV Management, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,250,000
                                          --------------------------------------
                                      (6) Shared Voting Power:                 0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,250,000
                                          --------------------------------------
                                      (8) Shared Dispositive Power:            0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,250,000
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   6.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/OO
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Ventures Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,250,000
                                          --------------------------------------
                                      (6) Shared Voting Power:                 0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,250,000
                                          --------------------------------------
                                      (8) Shared Dispositive Power:            0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,250,000
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    6.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/PN
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Reid S. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,791,324
                                          --------------------------------------
                                      (6) Shared Voting Power:                 0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,791,324
                                          --------------------------------------
                                      (8) Shared Dispositive Power:            0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,791,324
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    9.99%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                G. Stacy Smith
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,791,324
                                          --------------------------------------
                                      (6) Shared Voting Power:                 0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,791,324
                                          --------------------------------------
                                      (8) Shared Dispositive Power:            0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,791,324
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    9.99%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

CUSIP NO.   227658101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Patrick P. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:           1,250,000
                                          --------------------------------------
                                      (6) Shared Voting Power:                 0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      1,250,000
                                          --------------------------------------
                                      (8) Shared Dispositive Power:            0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    1,250,000
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    6.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/IN
--------------------------------------------------------------------------------

* Based on 17,806,514 shares issued and outstanding as of November 27, 2006, as provided by the Company.

          This Schedule 13G relates to the common stock ("Common Stock") of CROSSPOINT ENERGY COMPANY acquired by (i) WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership ("WSC"), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership ("WSCQP"), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company ("WS International"), and (4) HHMI Investments, L.P., a Delaware limited partnership ("HHMI") and (ii) WSV Management, L.L.C., a Texas limited liability company ("WSV"), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership ("WSO"), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership ("WSOQP"), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company ("WSO International"). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership ("WSC Management"), which is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership ("WSVM"), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the
          Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.


Item 1(a).  Name of Issuer:  CROSSPOINT ENERGY COMPANY


Item 1(b). Address of Issuer's Principal Executive Offices:

           2801 Network Blvd.,
           Suite 810 Frisco, Texas 75034


Item 2(a).  Name of Person Filing:

            See Item 1 of each cover page.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:  See Item 4 of each cover page.

Item 2(d).  Title of Class of Securities:

            Common stock, $0.00001 par value per share

Item 2(e).  CUSIP No.:   227658101


Item 3.     Not Applicable

Item 4.  Ownership:

         (a)   Amount Beneficially Owned:

               Reid S. Walker and G. Stacy Smith are the beneficial owners of an aggregate of 1,791,324 shares of Common Stock beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI and by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

               Patrick P. Walker is the beneficial owner of 1,250,000 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

               WS Capital and WSC Management are the beneficial owners of 1,791,324 shares of Common Stock beneficially owned for the accounts of WSC, WSCQP, WS International and HHMI. WS Capital and WSC Management are the holders of the following: (i) 1,166,666 shares of Common Stock, (ii) warrants to purchase 583,334 shares of Common Stock and (iii) notes convertible into 1,166,666 shares of Common Stock.*

               WSV and WSVM are the beneficial owners of 1,250,000 shares of Common Stock beneficially owned for the accounts of WSO, WSOQP and WSO International. WSV and WSVM are the holders of the following: (i) 500,000 shares of Common Stock, (ii) warrants to purchase 250,000 shares of Common Stock and (iii) notes convertible into 500,000 shares of Common Stock.*


               * Each of the notes and the warrants described above is subject to an issuance limitation whereby the holder of the corresponding security does not have the right to convert or exercise, respectively, any portion of that security to the extent that after giving effect to such conversion or exercise the holder (together with the holder's affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion or exercise (the "4.99% Blockers"). Each of the 4.99% Blockers may be waived by the holder, at the election of the holder, upon not less than 61 days' prior written notice to the issuer to change the beneficial ownership limitation to 9.99% of the amount of the Common Stock outstanding immediately after giving effect to the corresponding conversion or exercise (the "9.99% Blockers"). The 9.99% Blockers may not be waived.


         (b)   Percent of Class:   See Item 11 of each cover page.

         (c)   Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:
                      See Item 5 of each cover page.

                 (ii) shared power to vote or to direct the vote:
                      See Item 6 of each cover page.

                (iii) sole power to dispose or to direct the disposition of:
                      See Item 7 of each cover page.

                 (iv) shared power to dispose or to direct the disposition of:
                      See Item 8 of each cover page.



Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.   Identification and Classification of Subsidiary Which Acquired the
          Securities:

          WSC Management is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management's clients.

          WSVM is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid
          S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, the general partner of WSVM, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSVM's clients.


Item 8. Identification and Classification of Members of the Group: Not applicable.


Item 9.   Notice of Dissolution of Group:  Not applicable.


Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                March 16, 2007


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                        /s/ Reid S. Walker
                                       -----------------------------------------
                                        REID S. WALKER




                                        /s/ G. Stacy Smith
                                       -----------------------------------------
                                        G. STACY SMITH



                                        /s/ Patrick P. Walker
                                       -----------------------------------------
                                        PATRICK P. WALKER




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of CROSSPOINT ENERGY COMPANY and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 16, 2007


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WSV MANAGEMENT, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By:  WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member




                                        /s/ Reid S. Walker
                                       -----------------------------------------
                                        REID S. WALKER



                                        /s/ G. Stacy Smith
                                       -----------------------------------------
                                        G. STACY SMITH



                                        /s/ Patrick P. Walker
                                       -----------------------------------------
                                        PATRICK P. WALKER